June 5, 2020

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, D.C.  20549
Attention:	Isaac Esquivel
Kate Tillan
Coy Garrison
Tom Kluck

Re:	Nanobiotix S.A.
Amendment No. 1
Draft Registration Statement on Form F-1
Submitted March 28, 2019
CIK No. 0001760854

Ladies and Gentlemen:

Nanobiotix S.A., a société anonyme organized under the laws of France (“Nanobiotix,” the “Company,” “we,” “our” or “us”), hereby responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated April 12, 2019 with respect to Amendment No. 1 to our Draft Registration Statement on Form F-1, submitted confidentially on March 28, 2019 (the “Draft Registration Statement”). We are concurrently submitting confidentially a revised Draft Registration Statement (the “Amended Draft Registration Statement”) that includes changes in response to the Staff’s comments.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response. Terms used, but not otherwise defined in this response letter, have the meanings assigned to them in the Amended Draft Registration Statement.

Securities and Exchange Commission
June 5, 2020

Amendment No. 1 to Draft Registration Statement on Form F-1

NBTXR3 Development Pipeline, page 3

1.
We note your response to comment three. Please revise to clarify whether any regulatory application has been made in an Asian country for NBTXR3 for patients suffering from soft tissue sarcoma. Please revise the pipeline table to separately convey the status in the EU and in Asia.

Response:

We initiated the Act.In.Sarc trial primarily for European Union registration.  To bolster the available data for the trial, our collaboration partner PharmaEngine conducted the Act.In.Sarc trial at seven sites in the Asia-Pacific region.  Having achieved a proof-of-concept in 2019 when NBTXR3 received European market approval for the treatment of locally advanced STS in the European Union, we are now prioritizing the development of NBTXR3 in the United States and the EU for the treatment of head and neck cancers. Accordingly, in light of current development priorities, there are no immediate plans to pursue application for market approval for NBTRX3 in soft tissue sarcoma in Asia. The Company has revised the pipeline chart to clarify the status of Study 301 in the EU and Asia and has added additional disclosure regarding our prioritization of head and neck cancers in the European Union and the United States. Please see pages 4 and 77 in the Amended Draft Registration Statement.

2.
We note that your table now includes nine clinical trials across a number of cancer types, in collaboration with MD Anderson. Please revise to provide more detail regarding the nine clinical trials to be launched, including which of the trials are to be launched in 2019. To the extent such planning is still in the preliminary stages, please consider removing the references from the table.

Response:

In response to the Staff’s comments, we have provided additional disclosure regarding the status of the nine clinical trials contemplated under the MD Anderson collaboration.  We expect each of the clinical trials identified in the pipeline chart as conducted in collaboration with MD Anderson to commence in the next 12 months, subject to potential delays as a result of the impact of COVID-19. Please see the Company’s disclosure on pages 4, 77 and 78 in the Amended Draft Registration Statement.

Our Strategy, page 4

3.
We note your response to comment four and revised disclosure that you expect to utilize the preliminary results from the Phase I clinical trial of NBTXR3 in Europe for patients suffering from locally advanced head and neck cancers as part of the EU conformity assessment procedure. Please disclose your expected timing for initiating the conformity assessment procedure.

Securities and Exchange Commission
June 5, 2020

Response:

We have revised the disclosure in the Amended Draft Registration Statement to provide additional detail regarding the development of NBTXR3 for the treatment of locally advanced head and neck cancers. We intend to evaluate final data from our Phase I dose escalation and expansion clinical trial (Study 102) of NBTXR3 for patients suffering from locally advanced head and neck cancers in mid-2021 and could potentially leverage positive efficacy data to pursue accelerated approval in the EU at such time. In addition, we plan to commence in the United States a global Phase III clinical trial (Study 312) for elderly patients with locally-advanced head and neck cancer who are ineligible for platinum-based chemotherapy. For its evaluation of Study 312, the FDA has accepted the available data from our European Study 102.

Please see pages 6 and 79 in the Amended Draft Registration Statement.

4.
We note your response to comment four and revised disclosure that you may also potentially pursue breakthrough treatment designation. Please include balancing disclosure that there is no guarantee you will obtain such a designation, as well as an explanation of the factors considered by the FDA in making such a designation.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see pages 6, 24, 25 and 79 in the Amended Draft Registration Statement.

Significant Collaborations and Research Agreements
PharmaEngine, page 88

5.
We note your response to comment 14 and your revised disclosure that you will be entitled to royalties at a rate of “high single to up to low double digits.” This disclosure is too broad. Please revise your disclosure to present a range of not more than 10 percentage points.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see page 103 in the Amended Draft Registration Statement.

NBTXR3 Clinical Collaboration with MD Anderson, page 90

6.
We note your revised disclosure that you have entered into a clinical collaboration with MD Anderson and that you could pay additional amounts upon achieved regulatory milestones. Please revise to disclose the amounts that could be payable. In addition, in regards to the non-exclusive licenses as part of this agreement, please disclose whether any royalties will be payable pursuant to the licenses, and if so, please provide the royalty rates or ranges of royalties.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see page 104 in the Amended Draft Registration Statement.

Securities and Exchange Commission
June 5, 2020

Governing Law/Waiver of Jury Trial, page 160

7.
We note your disclosure on page 160 that investors waive their right to trial by jury in any legal proceeding arising out of the deposit agreement or the ADRs against you and the depositary bank. Please clarify whether this waiver extends to federal securities law claims.

Response:

In response to the Staff’s comment, the Company has clarified its disclosure on page 179 in the Amended Draft Registration Statement.

Note 3.2 Use of judgment, estimates and assumptions
Fair value of financial instruments, page F-12

8.
With respect to your EIB loan, please tell us how you considered whether the additional interest in the form of royalties is an embedded derivative that should be separated from the host contract under IFRS 9.

Response:

On July 26, 2018, Nanobiotix and the European Investment Bank (“EIB”) entered into (i) a Finance Contract and (ii) a Royalty Agreement.  Pursuant to the Royalty Agreement, Nanobiotix agreed to pay certain royalties (variable interest) calculated according to the number of tranches that have been withdrawn under the Finance Contract and indexed on Nanobiotix’s annual sales.

For purposes of IFRS 9, a derivative is a financial instrument or other contract within the scope of the standard with all three of the following characteristics: (a) its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract (sometimes called the ‘underlying’); (b) it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contract that would be expected to have a similar response to changes in market factors; and (c) it is settled at a future date. (IFRS 9 Appendix A).

In this case, the variable interest is specific to the Company and it is driven by a number of factors, certain of which are non-financial including positive clinical tests, regulatory approval and successful manufacturing and marketing, as conditions precedent to any sales and therefore to any royalties/variable interest as a percentage of sales.  Accordingly, Nanobiotix does not consider the Royalty Agreement to be a derivative within the scope of IFRS 9.

* * * * * * * * *

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at +33 1 40 26 04 70.

Securities and Exchange Commission
June 5, 2020

Very truly yours,

/s/ Philippe Mauberna

Philippe Mauberna
Chief Financial Officer

cc:	Laurent Levy, Chief Executive Officer, Nanobiotix S.A.
Peter E. Devlin, Jones Day